UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC File Number: 001-36230
CUSIP Number: 896082104

(Check One):	☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: December 27, 2015

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended: ________________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:
______________________________________________________________________________________________________

PART I -- REGISTRANT INFORMATION

Tribune Publishing Company
______________________________________________________________________________________________________
Full Name of Registrant

Former Name if Applicable

435 North Michigan Avenue

Address of Principal Executive Office (Street and Number)

Chicago, Illinois 60611

City, State and Zip Code

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Tribune Publishing Company (the “Company”) was not able to file its Annual Report on Form 10-K for the fiscal year ended December 27, 2015 (the “Form 10-K”) within the prescribed time period without unreasonable effort or expense. However, the Company intends to file the Form 10-K immediately after filing this Form 12b-25. Additional time was needed for the Company to complete its review of the Form 10-K and finalize its assessment of the effectiveness of its internal control over financial reporting.

PART IV -- OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Sandra J. Martin	469	528-9360
(name)	(area code)	(telephone number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

☒ Yes ☐ No

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

On March 2, 2016, the Company issued a press release reporting preliminary financial results for its year and fourth quarter ended December 27, 2015, a copy of which was furnished as Exhibit 99.1 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on March 2, 2016. In that press release, for full year 2015, the Company reported a net loss of approximately $2.77 million, or approximately $0.11 per share, compared to net income of approximately $42.29 million, or approximately $1.66 per share, during 2014.

Cautionary Statements Regarding Forward-looking Statements

This notification of late filing contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934 that involve risks and uncertainties, including, without limitation, statements regarding the Company’s expected timeframe for the filing of the Form 10-K and the information to be included in the Form 10-K. Statements containing words such as “may,” “believe,” “anticipate,” “expect,” “intend,” “plan,” “project,” “will,” “projections,” “continue,” “business outlook,” “estimate,” “outlook,” or similar expressions constitute forward-looking statements. Differences in actual results from those described in these forward-looking statements may result from actions taken by the Company as well as from risks and uncertainties beyond the Company’s control. These risks and uncertainties include any inability of the Company to complete review of the Form 10-K within the extended filing period; the outcome of the Company’s assessment of the effectiveness of its internal control over financial reporting, which could lead to the identification of significant deficiencies or material weaknesses in the Company’s internal control over financial reporting; the possibility that weaknesses in the Company’s internal control over financial reporting could prevent the Company from accurately reporting its financial results in a timely manner; the possibility that issues may be identified prior to filing the Form 10-K that could cause the audited financial results to be contained in the Form 10-K to differ from previously announced unaudited results; the possibility that the foregoing factors could result in a loss of investor confidence and adverse effects on the Company’s stock price; and other events beyond the Company’s control that may result in unexpected adverse results. Actual results could also be impacted by the other risks detailed from time to time in the Company’s publicly filed documents, including in Item 1A (Risk Factors) of its most recently filed Annual Report on Form 10-K, in its Quarterly Reports on Form 10-Q and in other reports filed with the Securities and Exchange Commission. The Company undertakes no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise, except as required by law.

Tribune Publishing Company
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: March 14, 2016    By    /s/ Sandra J. Martin
Name: Sandra J. Martin
Title: Executive Vice President and Chief Financial
Officer
InstructioN: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).